UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30407 / February 26, 2013

In the Matter of	:
	:
WINCO INVESTMENT PARTNERSHIP 2008 L.P.	:
WINSTEAD PC	:
	:
500 Winstead Building	:
2728 N. Harwood Street	:
Dallas, Texas 75201	:
	:
(813-374)	:
	:

ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

WINCO Investment Partnership 2008 L.P. and Winstead PC filed an application on September 24, 2008 and amended on September 28, 2009, June 25, 2010, and November 1, 2012, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

On January 31, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30374). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by WINCO Investment Partnership 2008 L.P. and Winstead PC (File No. 813-374), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary